Exhibit (a)(5)(D)

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement has been prepared pursuant to, and in order to comply with, the Listing Rules and the Codes, and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Company nor shall there be any sale, purchase or subscription for securities of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful absent the filing of a registration statement or the availability of an applicable exemption from registration or other waiver.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

CONDITIONAL VOLUNTARY CASH OFFERS OF THE COMPANY
TO BUY BACK UP TO 46,921,448 CLASS A ORDINARY SHARES

(INCLUDING IN THE FORM OF AMERICAN DEPOSITARY SHARES)
AT A PRICE OF HK$9.11 PER CLASS A ORDINARY SHARE

(EQUIVALENT OF US$3.50 PER ADS);
AND

DISPATCH OF OFFER DOCUMENT

Financial Adviser to the Company

Independent Financial Adviser to the Independent Board Committee

INTRODUCTION

Reference is made to the announcement of Zhihu Inc. (the “Company”) dated July 19, 2024 and the offer document dated September 9, 2024 in relation to, among other things, the Offer (the “Offer Document”). Unless the context requires otherwise, capitalized terms used herein shall have the same meanings as those defined in the Offer Document.

DISPATCH OF OFFER DOCUMENT

The Offer Document containing, inter alia: (i) further details of the Offers; (ii) the expected timetable relating to the Offers; (iii) the recommendation from the Independent Board Committee with respect to the Offers; (iv) the advice of the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders; (v) a notice convening the EGM; and (vi) information relating to the procedures required for the acceptance of the Offers, together with the Form of Acceptance, has been dispatched to the Shareholders on Monday, September 9, 2024, Hong Kong time, in accordance with the Codes. The U.S. Offer to Purchase, together with the Form of Acceptance or ADS Letter of Transmittal (as applicable), has been dispatched to the U.S. Shareholders and ADS holders on Monday, September 9, 2024, New York City time, in accordance with the U.S. laws and regulations.

Shareholders and ADS holders are advised to read the Offer Document or the U.S. Offer to Purchase (as applicable) carefully, before deciding whether or not to accept the Offers and/or to approve the resolution in connection with the Offers to be proposed at the EGM.

EXPECTED TIMETABLE

The EGM will be convened and held at Room Landing, Floor 1 , Zone B, China Industry-Academy-Research Achievement Transformation Center, 18A Xueqing Road, Haidian District, Beijing 100083, People’s Republic of China at 10:00 a.m. on Wednesday, October 16, 2024 for the Independent Shareholders to consider and, if thought fit, to approve the resolution in respect of the Offers.

The following timetable is indicative and may be subject to changes. Any change to the timetable will be announced by the Company as and when appropriate. Unless otherwise expressly stated, all references to times and dates below refer to Hong Kong times and dates.

Event	Time & Date

Announcement of launch of Offers, dispatch of the Offer Document, the U.S. Offer to Purchase, the Form of Acceptance, the ADS Letter of Transmittal, and the notice and form of proxy for the EGM	Monday, September 9, 2024

Commencement of the Offers	Monday, September 9, 2024

Latest time and date for lodging transfer of Class A Ordinary Shares to qualify for attendance at the EGM	4:30 p.m. on Monday, September 23, 2024

Share EGM Record Date	Monday, September 23, 2024

ADS EGM Record Date	Monday, September 23, 2024 New York City time

Latest time and date for receipt by the Depositary of voting instructions in respect of ADSs for the EGM	9:00 a.m. on Wednesday, October 9, 2024 New York City time

Latest time and date for lodging form of proxy for the EGM	10:00 a.m. on Monday, October 14, 2024

Date of EGM	10:00 a.m. on Wednesday, October 16, 2024

Announcement of results of the EGM and whether the Offers have become unconditional	by 7: 00 p.m. on Wednesday, October 16, 2024

Latest time and date for lodging the Form of Acceptance and latest time for determining Shareholders’ entitlement to participate in the Offers based on the records of the Register (Notes 1 to 3)	4:00 p.m. on Wednesday, October 30, 2024

Latest time and date for receipt by the Tender Agent of ADS Letters of Transmittal and other applicable documents required for tendering ADSs (Note 4)	4:00 a.m. on Wednesday, October 30, 2024 New York City time

Latest time and date for withdrawal of acceptance of the Non-U.S. Offer (Note 5)	4:00 p.m. on Wednesday, October 30, 2024

Latest time and date for withdrawal of acceptance of the U.S. Offer (Note 5)	4:00 a.m. on Wednesday, October 30, 2024 New York City time

Expiration Date of the Offers	Wednesday, October 30, 2024

Record Date	Wednesday, October 30, 2024

Announcement of results of the Offers	by 7: 00 p.m. on Wednesday, October 30, 2024

Latest date for (i) dispatch of cheques to the Accepting Shareholders in respect of Offer Price for Class A Ordinary Share (Note 6) and (ii) if applicable, return of the Share certificates for those Class A Ordinary Shares tendered but not bought back under the Offers	Friday, November 8, 2024

Latest date for credit of proceeds in respect of book-entry transfer of ADSs	Friday, November 8, 2024 New York City time

Latest date for dispatch of cheques in respect of Offer Price for ADSs held in certificated form or on the books of the Depositary	Friday, November 8, 2024 New York City time

Latest date for dispatch of balance of ADSs	Friday, November 8, 2024 New York City time

Notes:

(1)	Assuming that the resolution relating to the Offers will be approved by the Independent Shareholders and the Offers have become unconditional on Wednesday, October 16, 2024, being the date of the EGM, the Offers will remain open for acceptance for a period of 14 days thereafter, subject to any extension as permitted under the Codes, the U.S. laws and regulations, and/or by the Executive.

(2)	In order to accept the Offers, Qualifying Shareholders are required to submit to the Registrar the duly completed Form of Acceptance in accordance with the instructions as set forth in the Offer Document, the U.S. Offer to Purchase, and on the Form of Acceptance (which instructions form part of the terms and conditions of the Offers) at or before 4:00 p.m. on Wednesday, October 30, 2024.

(3)	Beneficial owners of the Class A Ordinary Shares who hold their Shares in CCASS directly as an investor participant or indirectly via a broker or custodian participant should note the timing requirements (as set out in “Procedures For Acceptance And Settlement – 2. Nominee Holdings” in Appendix I to the Offer Document) for causing instructions to be made to CCASS in accordance with the General Rules of CCASS and CCASS Operational Procedures.

(4)	Please be aware that if your ADSs or Class A Ordinary Shares are beneficially owned through a broker, dealer, commercial bank, trust company, or other nominee, they may require advance notification before the Latest Acceptance Time of the U.S. Offer in order to be able to tender your ADSs or Class A Ordinary Shares prior to the expiration of the U.S. Offer. Accordingly, such beneficial owners of ADSs or Class A Ordinary Shares wishing to participate in the U.S. Offer should contact their broker, dealer, commercial bank, trust company, or other nominee as soon as possible in order to determine the times by which such beneficial owner must take action in order to participate in the U.S. Offer.

(5)	The Offers will be deemed not to have been validly accepted in respect of any Class A Ordinary Shares or ADSs for which an acceptance has been validly withdrawn. However, the Offers may be accepted again in respect of any withdrawn Class A Ordinary Shares or ADSs by following the procedures described in the Offer Document at any time prior to the expiration of the Offers.

(6)	Remittance for the total amounts in Hong Kong dollars due to Accepting Shareholders under the Offers (subject to deduction of seller’s ad valorem stamp duty payable on the Class A Ordinary Shares bought back from such Accepting Shareholders) will be made by the Company no later than 7 Business Days after the close of the Offers.

WARNING: The Offers are subject to the Condition being satisfied in full on or before the Long Stop Date. If the ordinary resolution to approve the Offers is not passed by the Independent Shareholders, the Offers will not proceed and will lapse immediately.

It should be noted that dealings in the Class A Ordinary Shares and the ADSs will continue notwithstanding that the Condition may remain unfulfilled, and that persons dealing in the securities of the Company will bear the risk that the Offers may lapse.

Shareholders and ADS holders are advised to consider the detailed terms of the Offers and read, among other things, the letter from the Independent Board Committee and the letter of advice from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders to be contained in the Offer Document before deciding whether to vote for or against the ordinary resolution in respect of the Offers to be proposed at the EGM. Shareholders and ADS holders should also note that their voting decision on the ordinary resolution in respect of the Offers to be proposed at the EGM shall not affect their decision as to whether to accept the Offers or not. If Shareholders and ADS holders are in any doubt as to any aspect of the Offers or as to the action to be taken, they should seek independent professional advice.

By order of the board
Zhihu Inc.
Yuan Zhou
Chairman

Hong Kong, September 9, 2024

As of the date of this announcement, the board of Directors comprises Mr. Yuan Zhou as an executive Director, Mr. Dahai Li, Mr. Zhaohui Li, and Mr. Bing Yu as non-executive Directors, and Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen as independent non-executive Directors.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

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